FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of April, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - March 2024 Earnings presentation (Supplementary information)

30 April 2024 Supplementary information Q1’24

2 Important information Non-IFRS and alternative performance measures This document contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre-resultados- semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of the Banco Santander, S.A. (Santander) Q1 2024 Financial Report, published on 30 April 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This document contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this document contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI. While these forward-looking statements represent our judgement and future expectations concerning our business developments and results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements.

3 Important information In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and (f) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this document and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this document, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This document and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this document should be taken as a profit and loss forecast. Third Party Information In this document, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this document. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party. Note: Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments; these adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB. Quarterly series also include adjustments to some of the 2023 business volumes metrics in Retail & Commercial Banking, Digital Consumer Bank, CIB and Wealth Management & Insurance to better reflect our five global businesses’ perimeters according to our new operating model; these adjustments do not affect business volumes metrics at the Group level.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Mar-24
13.88%
16.59%
T2
AT1
G-SIB buffer²
CCoB
Pillar 2 R
Pillar 1
2.44%
1.83%
1.25%
2.50%
0.98%
4.50%
+271bps
+226bps
+266bps
CCyB,¹ 0.39%
2.89%
1.42%
12.28%
T2
AT1
CET1
Regulatory Requirement 2024
Group ratios Mar-24

- The minimum CET1 to be maintained by the Group is 9.61%
- As of Mar-24, the distance to the MDA is 226bps[3] and the CET1 management buffer is 266bps

Assumed capital requirements (fully-loaded)**



Mar-24
13.88%
16.53%
>15%
T2
AT1
G-SIB buffer²
CCoB
Pillar 2 R
Pillar 1
2.44%
1.83%
1.25%
2.50%
0.98%
4.50%
+266bps
+224bps
+264bps
CCyB,¹ 0.39%
2.86%
1.42%
12.26%
2.40%
1.50%
>12%
T2
AT1
CET1
Assumed regulatory requirement 2024
Group ratios Mar-24
2024 target ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.4% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Mar-24.

(2) On 1 January 2024, our systemic buffer requirement increased from 1% to 1.25% due to a higher D-SIB requirement due to i) a methodological change by the ECB which was later adopted by Banco de España and ii) because institutions must hold capital at the consolidated level for the higher of the G-SIB (currently at 1%) and D-SIB requirements. Additionally, the ECB revised Banco Santander, S.A.'s P2R requirement from 1.58% to 1.74%, mainly due to a change in the ECB's methodology.

(3) MDA trigger = 2.66% - 0.40% = 2.26% (40bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €66.4bn in Available Distributable Items, >100 times the full Parent AT1 budgeted for 2024.

Santander

5

6 Diversified bond portfolio represents just 7% of total assets Bond portfolio %, Mar-24 Spain 28% Poland 13% Portugal 5%UK 4% SCF 6% Mexico 16% US 11% Brazil 9% Chile 6% Other South America 2% €127bn o/w HTC €78bn (61%) ALCO IRRBB €102bn Liquidity portfolio €25bn €127bn • Bond portfolio represents 7% of total assets • HTC&S duration: 1.7 years • Mark to market impact of the HTC portfolio equivalent to 1% of total FL CET1 (€78.5bn)

7 Conservative and decentralized liquidity and funding model Very manageable maturity profile€20.2bn1 issued in public markets in Q1’24 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes €6bn of Banco Santander, S.A., €0.7bn of Santander International Products PLC. (3) Included: AT1 / Preferred shares and Tier 2 / Subordinated. € bn, Mar-24 € bn, Mar-24 Covered Bonds Senior Non- Preferred Senior Other 2024 2025 2026 2027 >2028 6.5 4.6 11.3 10.5 4.7 15.0 1.8 7.2 8.6 13.8 8.5 15.9 15.7 14.8 11.3 6.1 9.8 19.8 - 3.4 2.5 1.2 1.9 23.0 2028• Other includes issuances in Brazil and Portugal Spain UK SCF Chile US Other 3 6.7 3.13.2 0.03 2.2 0.9 0.5 1.0 0.1 4.2 9.5 4.0 0.0 2.4 Covered bonds Senior Senior non- preferred AT1 Tier 2 2

8 2024 issuances against funding plan Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A 4 - 5 5.0 16 - 18 15.4 0 - 1 - 20 - 24 20.4 UK - - 1 - 2 0.0 5 - 6 3.2 6 - 8 3.3 SCF - - 3 - 5 2.2 - - 3 - 5 2.2 SHUSA - - 2 - 3 0.9 - - 2 - 3 0.9 TOTAL 4 - 5 5.0 22 - 28 18.6 5 - 7 3.2 31 - 40 26.7 AT1 + Tier 2 SNP + Senior Covered Bonds TOTAL YtD execution of 2024 funding plan € bn, Mar-24 21 Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes: €2.56bn in Tier 2 debt issued in 2023 as prefunding for the 2024 funding plan. (2) Includes €3.25bn Senior Non-Preferred and €3.4bn Senior Preferred issued in 2023 as prefunding for the 2024 funding plan.  Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth  MREL & TLAC ratios above regulatory requirements  Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers  Frontloading of issuances in the first half of the year, particularly focused on regulatory issuances Banco Santander, S.A.’s 2024 funding plan contemplates the following:

9 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. 29.8% 11.5% 4.1% 4.8% 5.4% 38.7% 16.9% % RWAs % LE 18.0% 6.8% 4.1% 5.1% 2.9% 27.2% 9.7% % RWAs % LE MREL Mar-24(e)TLAC Mar-24(e) % and € bn Req. 33.9% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 22.1% Distance to M-MDA €16.3bn 506 bps €26.5bn 293 bps €20.2bn 479 bps €52.1bn 539 bps 80.8 8.2 14.0 3.6 31.8 24.7 163.2 MREL instruments 1 1 1 1 2 Requirement CBR Buffer Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. 1) TLAC RWAs are €322bn and leverage exposure (LE) is €903bn. MREL RWAs are €422bn and leverage exposure is €965bn. 2) MREL Requirement based on RWAs from Jan-24: 29.81% + Combined Buffer Requirement (CBR).

10 Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios Liquidity Balance Sheet Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone. ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances € bn, Mar-24 Equity and other liabilitiesFinancial assets 389 43 92 165 1,050 218 59 1,044 1,531 1,531 Assets Liabilities Net Stable Funding Ratio (NSFR) Mar-24 Dec-23 Dec-23 Spain 2 145% 159% 117% UK 2 163% 159% 138% Portugal 122% 150% 117% Poland 235% 221% 157% US 133% 138% 117% Mexico 183% 171% 129% Brazil 137% 154% 113% Chile 179% 207% 115% Argentina 278% 226% 202% SCF 405% 357% 111% Group 160% 166% 123% 1 HQLAs1 HQLA Level 1 314.9 HQLA Level 2 14.6 o/w Level 2A 4.9 o/w Level 2B 9.7 Liquidity Coverage Ratio (LCR) €330bn o/w cash €170bn

11 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

12 Yield on loans (%) Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Retail & Commercial Banking 5.45 5.88 6.00 6.26 6.49 Digital Consumer Bank 7.32 7.75 7.81 7.82 8.38 Corporate & Investment Banking 6.48 6.86 7.02 6.44 7.36 Wealth Management & Insurance 3.84 4.24 4.48 4.72 4.87 Payments 15.43 15.17 15.27 13.11 15.67 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Europe 3.46 3.84 4.19 4.40 4.56 Spain 3.28 3.76 4.22 4.45 4.64 United Kingdom 2.98 3.22 3.45 3.67 3.85 Portugal 3.32 4.03 4.63 5.00 5.09 Poland 8.27 8.42 8.49 8.24 8.01 North America 9.46 10.11 10.24 10.33 10.60 US 7.88 8.44 8.49 8.59 8.94 Mexico 13.72 14.34 14.46 14.57 14.49 South America 13.75 13.86 13.03 14.26 13.96 Brazil 14.79 14.71 14.70 14.52 14.64 Chile 9.56 9.92 7.53 10.44 8.66 Argentina 40.29 43.03 48.60 56.01 54.84 Digital Consumer Bank Europe 4.72 4.99 5.23 5.46 5.65

13 Cost of deposits (%) Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Retail & Commercial Banking 1.89 2.15 2.31 2.00 2.40 Digital Consumer Bank 0.91 1.23 1.59 1.90 2.15 Corporate & Investment Banking 5.88 6.53 6.87 5.34 6.62 Wealth Management & Insurance 1.93 2.18 2.41 2.25 2.62 Payments — — — — — Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Europe 0.82 1.05 1.27 1.50 1.54 Spain 0.53 0.71 0.90 0.99 1.03 United Kingdom 1.15 1.45 1.75 2.16 2.30 Portugal 0.13 0.26 0.38 0.62 0.86 Poland 1.75 1.89 1.91 1.66 1.51 North America 2.99 3.39 3.70 3.87 4.01 US 2.10 2.40 2.82 3.06 3.21 Mexico 5.03 5.43 5.49 5.51 5.56 South America 9.05 9.14 9.09 8.33 8.02 Brazil 8.98 8.83 9.07 8.12 7.71 Chile 4.62 4.87 4.67 4.34 3.63 Argentina 29.55 36.13 43.24 46.36 38.49 Digital Consumer Bank Europe 1.05 1.38 1.71 2.02 2.25

14 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

15 Efficiency ratio (%) Q1'23 H1'23 9M'23 2023 Q1'24 Retail & Commercial Banking 45.0 44.3 43.5 43.1 41.1 Digital Consumer Bank 43.0 43.3 42.6 42.8 41.2 Corporate & Investment Banking 37.0 38.2 40.8 45.0 42.0 Wealth Management & Insurance 38.4 36.7 36.3 37.9 34.4 Payments 44.8 46.4 45.0 44.2 48.1 PagoNxt 113.9 109.9 100.5 95.7 107.5 Cards 29.1 30.6 30.6 30.1 32.3 TOTAL GROUP 44.1 44.2 44.0 44.1 42.6 Q1'23 H1'23 9M'23 2023 Q1'24 Europe 41.9 41.9 41.1 42.1 39.7 Spain 39.8 39.9 40.1 41.7 34.2 United Kingdom 49.3 49.4 48.2 49.7 58.4 Portugal 32.6 32.1 28.7 27.3 22.9 Poland 27.1 26.8 26.5 27.1 27.5 North America 47.7 47.7 48.0 49.1 47.7 US 49.9 49.6 49.9 51.0 50.3 Mexico 41.6 42.1 42.7 43.9 41.4 South America 39.1 39.1 39.1 38.5 37.4 Brazil 35.3 35.1 34.8 34.6 33.0 Chile 41.9 42.4 45.5 44.6 42.5 Argentina 49.8 50.7 49.7 50.2 51.4 Digital Consumer Bank Europe 49.1 49.4 48.3 47.6 47.1 Note: Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.

16 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

17 Exposure ¹ Coverage Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Stage 1 1,005 1,011 1,002 1,000 1,007 0.4% 0.4% 0.4% 0.4% 0.4% Stage 2 72 75 77 80 83 7.4% 7.2% 7.0% 6.4% 6.3% Stage 3 34 35 36 36 36 40.1% 41.0% 40.4% 40.6% 40.5% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 17 bn in March 2023, EUR 18 bn in June 2023 and EUR 20 bn in September 2023, EUR 19 bn in December 2023 and EUR 25 bn in March 2024).

18 NPL ratio (%) Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Retail & Commercial Banking 3.19 3.22 3.18 3.21 3.24 Digital Consumer Bank 4.04 4.18 4.65 4.75 4.86 Corporate & Investment Banking 1.42 1.38 1.37 1.36 1.14 Wealth Management & Insurance 0.83 0.82 0.82 1.40 0.64 Payments 4.98 5.13 5.06 5.02 4.85 PagoNxt - - - - - Cards 5.03 5.17 5.13 5.11 4.98 TOTAL GROUP 3.05 3.07 3.13 3.14 3.10 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Europe 2.35 2.35 2.32 2.32 2.32 Spain 3.19 3.11 3.06 3.06 3.00 United Kingdom 1.27 1.32 1.42 1.42 1.48 Portugal 3.05 3.09 2.48 2.59 2.63 Poland 3.66 3.74 3.63 3.55 3.57 North America 2.95 3.23 3.83 4.09 4.07 US 3.13 3.46 4.24 4.57 4.60 Mexico 2.39 2.60 2.72 2.82 2.74 South America 5.99 5.88 5.71 5.72 5.37 Brazil 7.34 7.00 6.71 6.56 6.06 Chile 4.75 4.95 4.90 5.01 4.95 Argentina 2.08 1.92 1.91 1.99 1.84 Digital Consumer Bank Europe 2.05 2.04 2.08 2.12 2.27

19 NPL coverage ratio (%) Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Retail & Commercial Banking 62.7 63.2 63.5 61.4 60.0 Digital Consumer Bank 91.2 87.9 79.4 76.5 76.1 Corporate & Investment Banking 35.3 36.8 35.4 41.2 46.2 Wealth Management & Insurance 62.3 53.2 54.2 29.3 61.6 Payments 143.6 142.1 143.9 139.8 144.8 PagoNxt - - - - - Cards 145.0 143.6 146.0 142.1 147.5 TOTAL GROUP 67.9 68.4 67.5 65.9 66.1 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Europe 51.0 51.1 51.1 49.3 49.1 Spain 49.9 50.7 51.2 49.1 49.8 United Kingdom 33.1 32.0 31.9 30.3 28.3 Portugal 80.3 81.8 84.6 82.7 80.9 Poland 75.2 74.0 76.5 73.3 74.9 North America 94.9 90.0 78.8 73.8 74.2 US 91.5 85.6 73.1 67.7 67.8 Mexico 108.5 106.3 102.7 100.0 100.7 South America 76.3 77.8 78.0 78.4 80.4 Brazil 79.5 82.7 83.0 84.7 86.8 Chile 59.2 56.2 55.6 52.7 54.2 Argentina 169.4 163.1 158.3 165.7 147.3 Digital Consumer Bank Europe 93.5 94.5 92.2 88.0 86.1

20 Spain, 18.2% UK, 4.5% Portugal, 3.7% Poland, 4.6% Other Europe, 0.1% US, 18.5% Mexico, 6.6% Brazil, 26.1% Chile, 4.9% Argentina, 0.6% Other South America, 1.1% DCB Europe, 11.2% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. March 2024 Retail, 60.1% Consumer, 28.6% CIB, 7.5% Wealth, 0.4% Payments, 3.3% Retail, 54.4% Consumer, 32.8% CIB, 5.2% Wealth, 0.4% Payments, 7.2% Spain, 24.2% UK, 10.5% Portugal, 3.0% Poland, 4.1% Other Europe, 0.1% US, 18.1% Mexico, 4.3% Brazil, 19.9% Chile, 6.0% Argentina, 0.3% Other South America, 0.8% DCB Europe, 8.7%

21 Cost of risk (%) Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months. Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Retail & Commercial Banking 0.92 0.92 0.95 1.02 1.03 Digital Consumer Bank 1.81 1.86 2.01 2.04 2.12 Corporate & Investment Banking 0.16 0.18 0.15 0.10 0.14 Wealth Management & Insurance 0.09 (0.00) (0.05) (0.08) (0.05) Payments 6.72 7.11 7.69 7.22 6.89 PagoNxt - - - - - Cards 6.89 7.27 7.68 7.44 7.10 TOTAL GROUP 1.05 1.08 1.13 1.18 1.20 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Europe 0.42 0.42 0.44 0.44 0.41 Spain 0.62 0.62 0.62 0.62 0.59 United Kingdom 0.12 0.11 0.12 0.10 0.08 Portugal 0.06 0.10 0.17 0.20 0.19 Poland 1.71 1.87 1.98 2.08 1.95 North America 1.62 1.70 1.91 2.05 2.15 US 1.52 1.57 1.77 1.92 1.98 Mexico 1.98 2.13 2.34 2.43 2.63 South America 3.39 3.32 3.30 3.36 3.44 Brazil 4.84 4.74 4.67 4.77 4.79 Chile 0.95 0.88 0.87 0.80 0.85 Argentina 2.97 3.46 4.09 6.64 5.43 Digital Consumer Bank Europe 0.48 0.54 0.60 0.62 0.67

22 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

23 GRUPO SANTANDER (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 10,185 10,735 11,219 11,122 11,983 +7.7% 10,185 11,983 +17.7% Net fee income 3,043 3,060 3,119 2,835 3,240 +14.3% 3,043 3,240 +6.5% Gains (losses) on financial transactions and other 707 504 523 595 157 -73.6% 707 157 -77.8% Total revenue 13,935 14,299 14,861 14,552 15,380 +5.7% 13,935 15,380 +10.4% Operating expenses (6,145) (6,334) (6,482) (6,464) (6,547) +1.3% (6,145) (6,547) +6.5% Net operating income 7,790 7,965 8,379 8,088 8,833 +9.2% 7,790 8,833 +13.4% Net loan-loss provisions (2,873) (2,898) (3,266) (3,421) (3,125) -8.7% (2,873) (3,125) +8.8% Other gains (losses) and provisions (822) (833) (666) (745) (1,125) +51.0% (822) (1,125) +36.9% Profit before tax 4,095 4,234 4,447 3,922 4,583 +16.9% 4,095 4,583 +11.9% Consolidated profit 2,865 2,970 3,176 3,198 3,115 -2.6% 2,865 3,115 +8.7% Attributable profit 2,571 2,670 2,902 2,933 2,852 -2.8% 2,571 2,852 +10.9%

24 GRUPO SANTANDER (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 10,367 10,793 11,220 11,123 11,983 +7.7% 10,367 11,983 +15.6% Net fee income 3,092 3,063 3,105 2,832 3,240 +14.4% 3,092 3,240 +4.8% Gains (losses) on financial transactions and other 698 499 513 591 157 -73.4% 698 157 -77.5% Total revenue 14,157 14,355 14,839 14,546 15,380 +5.7% 14,157 15,380 +8.6% Operating expenses (6,222) (6,354) (6,463) (6,465) (6,547) +1.3% (6,222) (6,547) +5.2% Net operating income 7,935 8,001 8,376 8,081 8,833 +9.3% 7,935 8,833 +11.3% Net loan-loss provisions (2,922) (2,919) (3,254) (3,416) (3,125) -8.5% (2,922) (3,125) +6.9% Other gains (losses) and provisions (840) (842) (667) (751) (1,125) +49.9% (840) (1,125) +34.0% Profit before tax 4,173 4,240 4,455 3,914 4,583 +17.1% 4,173 4,583 +9.8% Consolidated profit 2,915 2,969 3,183 3,190 3,115 -2.3% 2,915 3,115 +6.9% Attributable profit 2,620 2,675 2,907 2,930 2,852 -2.7% 2,620 2,852 +8.8% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

25 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

Retail & Commercial Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Change Q1'24 / Q4'23	Q1'23	Q1'24	Change Q1'24 / Q1'23
Net interest income	5,931	6,470	6,705	6,445	7,145	+10.9%	5,931	7,145	+20.5%
Net fee income	1,074	1,212	1,196	1,015	1,193	+17.5%	1,074	1,193	+11.0%
Gains (losses) on financial transactions and other	(85)	(209)	74	(72)	(289)	+299.6%	(85)	(289)	+238.6%
Total revenue	**6,919**	**7,473**	**7,975**	**7,388**	**8,048**	**+8.9%**	**6,919**	**8,048**	**+16.3%**
Operating expenses	(3,111)	(3,263)	(3,361)	(3,089)	(3,304)	+7.0%	(3,111)	(3,304)	+6.2%
Net operating income	**3,809**	**4,209**	**4,613**	**4,298**	**4,744**	**+10.4%**	**3,809**	**4,744**	**+24.5%**
Net loan-loss provisions	(1,512)	(1,599)	(1,698)	(1,730)	(1,523)	-11.9%	(1,512)	(1,523)	+0.7%
Other gains (losses) and provisions	(566)	(702)	(513)	(619)	(844)	+36.3%	(566)	(844)	+49.2%
Profit before tax	**1,731**	**1,908**	**2,402**	**1,949**	**2,376**	**+21.9%**	**1,731**	**2,376**	**+37.3%**
Consolidated profit	**1,290**	**1,325**	**1,820**	**1,627**	**1,597**	**-1.8%**	**1,290**	**1,597**	**+23.8%**
Attributable profit	**1,196**	**1,226**	**1,706**	**1,532**	**1,503**	**-1.9%**	**1,196**	**1,503**	**+25.7%**

Note: Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.

Santander 26

Retail & Commercial Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Change Q1'24 / Q4'23	Q1'23	Q1'24	Change Q1'24 / Q1'23
Net interest income	6,093	6,523	6,713	6,454	7,145	+10.7%	6,093	7,145	+17.3%
Net fee income	1,093	1,214	1,191	1,015	1,193	+17.5%	1,093	1,193	+9.1%
Gains (losses) on financial transactions and other	(95)	(218)	74	(72)	(289)	+300.1%	(95)	(289)	+203.7%
Total revenue	**7,091**	**7,519**	**7,978**	**7,397**	**8,048**	**+8.8%**	**7,091**	**8,048**	**+13.5%**
Operating expenses	(3,173)	(3,274)	(3,347)	(3,098)	(3,304)	+6.7%	(3,173)	(3,304)	+4.1%
Net operating income	**3,918**	**4,245**	**4,632**	**4,299**	**4,744**	**+10.3%**	**3,918**	**4,744**	**+21.1%**
Net loan-loss provisions	(1,548)	(1,608)	(1,690)	(1,726)	(1,523)	-11.8%	(1,548)	(1,523)	-1.6%
Other gains (losses) and provisions	(578)	(712)	(514)	(624)	(844)	+35.2%	(578)	(844)	+46.1%
Profit before tax	**1,793**	**1,925**	**2,427**	**1,949**	**2,376**	**+21.9%**	**1,793**	**2,376**	**+32.5%**
Consolidated profit	**1,333**	**1,330**	**1,839**	**1,623**	**1,597**	**-1.6%**	**1,333**	**1,597**	**+19.8%**
Attributable profit	**1,235**	**1,233**	**1,719**	**1,531**	**1,503**	**-1.9%**	**1,235**	**1,503**	**+21.6%**

Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.

Santander

27

28 Digital Consumer Bank (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,546 2,477 2,600 2,598 2,710 +4.3% 2,546 2,710 +6.4% Net fee income 288 295 316 330 354 +7.6% 288 354 +23.0% Gains (losses) on financial transactions and other 227 193 199 228 120 -47.1% 227 120 -46.9% Total revenue 3,061 2,965 3,115 3,155 3,185 +0.9% 3,061 3,185 +4.0% Operating expenses (1,317) (1,291) (1,284) (1,371) (1,311) -4.4% (1,317) (1,311) -0.5% Net operating income 1,744 1,675 1,831 1,784 1,874 +5.0% 1,744 1,874 +7.4% Net loan-loss provisions (916) (887) (1,177) (1,126) (1,137) +1.0% (916) (1,137) +24.1% Other gains (losses) and provisions (71) (39) (78) (60) (118) +95.2% (71) (118) +65.0% Profit before tax 756 748 576 597 619 +3.6% 756 619 -18.2% Consolidated profit 587 635 489 540 537 -0.5% 587 537 -8.6% Attributable profit 488 539 417 457 464 +1.5% 488 464 -5.0%

29 Digital Consumer Bank (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,542 2,484 2,600 2,589 2,710 +4.7% 2,542 2,710 +6.6% Net fee income 290 296 316 330 354 +7.4% 290 354 +22.4% Gains (losses) on financial transactions and other 226 194 200 228 120 -47.1% 226 120 -46.6% Total revenue 3,057 2,974 3,116 3,146 3,185 +1.2% 3,057 3,185 +4.2% Operating expenses (1,313) (1,294) (1,285) (1,367) (1,311) -4.1% (1,313) (1,311) -0.2% Net operating income 1,744 1,679 1,831 1,779 1,874 +5.3% 1,744 1,874 +7.5% Net loan-loss provisions (914) (895) (1,175) (1,120) (1,137) +1.5% (914) (1,137) +24.5% Other gains (losses) and provisions (73) (41) (78) (61) (118) +93.0% (73) (118) +61.9% Profit before tax 757 744 578 598 619 +3.5% 757 619 -18.3% Consolidated profit 587 632 491 540 537 -0.5% 587 537 -8.5% Attributable profit 487 537 419 457 464 +1.5% 487 464 -4.8% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

Corporate & Investment Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Change Q1'24 / Q4'23	Q1'23	Q1'24	Change Q1'24 / Q1'23
Net interest income	844	826	888	1,037	1,062	+2.4%	844	1,062	+25.8%
Net fee income	606	536	517	471	654	+38.8%	606	654	+7.9%
Gains (losses) on financial transactions and other	554	590	463	196	397	+102.7%	554	397	-28.4%
Total revenue	**2,004**	**1,952**	**1,867**	**1,703**	**2,112**	**+24.0%**	**2,004**	**2,112**	**+5.4%**
Operating expenses	(741)	(771)	(865)	(1,010)	(888)	-12.1%	(741)	(888)	+19.7%
Net operating income	**1,263**	**1,181**	**1,003**	**694**	**1,225**	**+76.5%**	**1,263**	**1,225**	**-3.0%**
Net loan-loss provisions	24	(31)	49	(206)	(40)	-80.4%	24	(40)	—
Other gains (losses) and provisions	(104)	(28)	(28)	(21)	(78)	+262.5%	(104)	(78)	-24.8%
Profit before tax	**1,183**	**1,122**	**1,023**	**466**	**1,107**	**+137.4%**	**1,183**	**1,107**	**-6.5%**
Consolidated profit	**807**	**800**	**717**	**334**	**760**	**+127.3%**	**807**	**760**	**-5.8%**
Attributable profit	**742**	**736**	**667**	**295**	**705**	**+139.2%**	**742**	**705**	**-5.0%**

Santander

Note: Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.

30

Corporate & Investment Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Change Q1'24 / Q4'23	Q1'23	Q1'24	Change Q1'24 / Q1'23
Net interest income	847	820	885	1,036	1,062	+2.4%	847	1,062	+25.3%
Net fee income	612	537	515	470	654	+39.2%	612	654	+6.8%
Gains (losses) on financial transactions and other	555	591	454	192	397	+106.8%	555	397	-28.5%
Total revenue	**2,015**	**1,949**	**1,854**	**1,698**	**2,112**	**+24.4%**	**2,015**	**2,112**	**+4.8%**
Operating expenses	(747)	(772)	(862)	(1,007)	(888)	-11.9%	(747)	(888)	+18.8%
Net operating income	**1,268**	**1,176**	**991**	**691**	**1,225**	**+77.2%**	**1,268**	**1,225**	**-3.4%**
Net loan-loss provisions	24	(32)	47	(207)	(40)	-80.5%	24	(40)	—
Other gains (losses) and provisions	(107)	(27)	(28)	(21)	(78)	+265.1%	(107)	(78)	-27.1%
Profit before tax	**1,185**	**1,117**	**1,010**	**463**	**1,107**	**+139.2%**	**1,185**	**1,107**	**-6.6%**
Consolidated profit	**806**	**796**	**708**	**332**	**760**	**+128.7%**	**806**	**760**	**-5.7%**
Attributable profit	**744**	**735**	**660**	**294**	**705**	**+139.8%**	**744**	**705**	**-5.1%**

Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

Quarterly series include adjustments relating to revenue sharing criteria between CIB and Retail & Commercial Banking to better reflect business dynamics of our new operating model with five global businesses as new primary segments. These adjustments do not affect results at the Group level, nor do they affect the full-year results of Retail & Commercial Banking and CIB.

Santander

31

32 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 334 392 409 377 423 +12.0% 334 423 +26.5% Net fee income 308 317 318 319 364 +14.2% 308 364 +18.1% Gains (losses) on financial transactions and other 116 121 110 88 105 +18.9% 116 105 -9.1% Total revenue 758 830 838 784 892 +13.7% 758 892 +17.6% Operating expenses (291) (293) (297) (335) (306) -8.6% (291) (306) +5.3% Net operating income 467 538 540 449 585 +30.3% 467 585 +25.3% Net loan-loss provisions 1 14 (3) 5 (4) — 1 (4) — Other gains (losses) and provisions (24) (11) 0 17 (24) — (24) (24) +1.7% Profit before tax 444 541 537 471 557 +18.2% 444 557 +25.5% Consolidated profit 335 415 412 378 420 +11.1% 335 420 +25.2% Attributable profit 316 395 397 358 400 +11.7% 316 400 +26.5%

33 Wealth Management & Insurance (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 336 392 409 377 423 +12.2% 336 423 +25.6% Net fee income 310 317 317 319 364 +14.2% 310 364 +17.4% Gains (losses) on financial transactions and other 118 122 109 89 105 +18.4% 118 105 -10.9% Total revenue 764 832 835 784 892 +13.7% 764 892 +16.6% Operating expenses (293) (293) (297) (335) (306) -8.6% (293) (306) +4.7% Net operating income 472 539 538 449 585 +30.3% 472 585 +24.0% Net loan-loss provisions 1 14 (3) 5 (4) — 1 (4) — Other gains (losses) and provisions (24) (11) 0 17 (24) — (24) (24) +1.4% Profit before tax 449 542 535 471 557 +18.1% 449 557 +24.2% Consolidated profit 340 416 410 378 420 +11.0% 340 420 +23.7% Attributable profit 321 396 396 359 400 +11.6% 321 400 +24.9% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

34 Payments (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 582 611 649 582 675 +16.1% 582 675 +16.0% Net fee income 770 703 772 708 676 -4.5% 770 676 -12.1% Gains (losses) on financial transactions and other (36) (17) (44) 19 2 -90.1% (36) 2 — Total revenue 1,316 1,297 1,376 1,309 1,353 +3.4% 1,316 1,353 +2.9% Operating expenses (589) (623) (581) (550) (650) +18.2% (589) (650) +10.4% Net operating income 726 674 795 759 703 -7.4% 726 703 -3.2% Net loan-loss provisions (471) (397) (435) (363) (418) +15.4% (471) (418) -11.3% Other gains (losses) and provisions (14) (21) (18) (31) (20) -36.4% (14) (20) +46.4% Profit before tax 241 256 342 365 265 -27.5% 241 265 +9.7% Consolidated profit 124 137 202 233 159 -31.7% 124 159 +28.5% Attributable profit 107 116 179 204 137 -32.6% 107 137 +28.5%

35 Payments (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 601 616 644 583 675 +15.9% 601 675 +12.4% Net fee income 790 702 764 706 676 -4.3% 790 676 -14.4% Gains (losses) on financial transactions and other (36) (18) (44) 19 2 -90.2% (36) 2 — Total revenue 1,354 1,300 1,365 1,308 1,353 +3.4% 1,354 1,353 -0.1% Operating expenses (602) (626) (578) (550) (650) +18.2% (602) (650) +8.1% Net operating income 753 674 786 758 703 -7.3% 753 703 -6.6% Net loan-loss provisions (489) (399) (431) (367) (418) +14.1% (489) (418) -14.4% Other gains (losses) and provisions (14) (22) (18) (31) (20) -36.2% (14) (20) +41.7% Profit before tax 250 254 338 361 265 -26.6% 250 265 +6.0% Consolidated profit 128 136 199 229 159 -30.7% 128 159 +23.7% Attributable profit 112 116 177 202 137 -32.0% 112 137 +22.5% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

36 PagoNxt (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 9 22 24 38 31 -18.7% 9 31 +230.9% Net fee income 218 228 255 253 224 -11.4% 218 224 +2.5% Gains (losses) on financial transactions and other 16 27 19 30 29 -4.9% 16 29 +79.9% Total revenue 244 277 298 321 283 -11.7% 244 283 +16.3% Operating expenses (278) (295) (251) (268) (304) +13.7% (278) (304) +9.7% Net operating income (34) (18) 48 53 (21) — (34) (21) -37.5% Net loan-loss provisions (6) (6) (10) (1) (4) +199.1% (6) (4) -39.0% Other gains (losses) and provisions (2) (10) (6) (23) (2) -89.6% (2) (2) +5.0% Profit before tax (43) (34) 31 29 (27) — (43) (27) -35.5% Consolidated profit (57) (48) 6 23 (37) — (57) (37) -35.1% Attributable profit (55) (48) 3 23 (39) — (55) (39) -28.7%

37 PagoNxt (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 10 22 24 38 31 -18.7% 10 31 +216.6% Net fee income 224 228 253 251 224 -10.9% 224 224 -0.1% Gains (losses) on financial transactions and other 16 27 19 30 29 -5.2% 16 29 +78.2% Total revenue 250 278 296 319 283 -11.3% 250 283 +13.4% Operating expenses (281) (295) (249) (267) (304) +14.2% (281) (304) +8.4% Net operating income (31) (17) 47 53 (21) — (31) (21) -32.0% Net loan-loss provisions (6) (6) (10) (1) (4) +207.6% (6) (4) -39.2% Other gains (losses) and provisions (2) (10) (6) (23) (2) -89.5% (2) (2) +1.9% Profit before tax (40) (33) 31 29 (27) — (40) (27) -31.2% Consolidated profit (55) (47) 6 23 (37) — (55) (37) -33.0% Attributable profit (53) (47) 2 23 (39) — (53) (39) -26.3% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

38 Cards (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 573 589 625 544 644 +18.5% 573 644 +12.5% Net fee income 551 475 517 456 452 -0.7% 551 452 -17.9% Gains (losses) on financial transactions and other (52) (44) (63) (11) (27) +140.8% (52) (27) -48.5% Total revenue 1,072 1,020 1,078 988 1,070 +8.2% 1,072 1,070 -0.2% Operating expenses (312) (328) (331) (282) (346) +22.6% (312) (346) +11.0% Net operating income 760 692 747 706 724 +2.5% 760 724 -4.8% Net loan-loss provisions (465) (391) (425) (361) (414) +14.7% (465) (414) -10.9% Other gains (losses) and provisions (11) (11) (11) (8) (17) +111.8% (11) (17) +54.7% Profit before tax 284 290 311 337 292 -13.2% 284 292 +2.9% Consolidated profit 181 185 196 210 196 -6.6% 181 196 +8.4% Attributable profit 162 164 177 181 177 -2.3% 162 177 +9.1%

39 Cards (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 591 593 620 545 644 +18.3% 591 644 +9.0% Net fee income 566 474 512 455 452 -0.6% 566 452 -20.0% Gains (losses) on financial transactions and other (52) (45) (63) (11) (27) +140.5% (52) (27) -48.7% Total revenue 1,105 1,022 1,069 989 1,070 +8.2% 1,105 1,070 -3.1% Operating expenses (321) (331) (329) (283) (346) +22.1% (321) (346) +7.8% Net operating income 784 691 739 706 724 +2.6% 784 724 -7.6% Net loan-loss provisions (482) (393) (421) (365) (414) +13.4% (482) (414) -14.1% Other gains (losses) and provisions (12) (11) (12) (8) (17) +109.5% (12) (17) +49.8% Profit before tax 290 287 307 332 292 -11.9% 290 292 +0.9% Consolidated profit 184 183 194 206 196 -5.0% 184 196 +6.6% Attributable profit 166 163 175 179 177 -1.2% 166 177 +6.8% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

40 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income (52) (42) (30) 83 (31) — (52) (31) -40.5% Net fee income (3) (3) 1 (8) (1) -81.5% (3) (1) -59.4% Gains (losses) on financial transactions and other (69) (172) (279) 136 (178) — (69) (178) +157.2% Total revenue (124) (218) (308) 212 (210) — (124) (210) +68.8% Operating expenses (95) (95) (94) (108) (87) -19.0% (95) (87) -7.6% Net operating income (219) (312) (402) 104 (297) — (219) (297) +35.8% Net loan-loss provisions 3 1 (1) (1) (2) +107.3% 3 (2) — Other gains (losses) and provisions (44) (30) (30) (30) (41) +34.7% (44) (41) -7.7% Profit before tax (260) (341) (433) 73 (340) — (260) (340) +30.7% Consolidated profit (279) (341) (464) 87 (357) — (279) (357) +28.3% Attributable profit (279) (341) (464) 87 (357) — (279) (357) +28.3%

41 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

42 Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 3,597 3,968 4,222 4,123 4,123 +0.0% 3,597 4,123 +14.6% Net fee income 1,168 1,076 1,084 1,071 1,202 +12.2% 1,168 1,202 +2.9% Gains (losses) on financial transactions and other 406 249 458 17 484 — 406 484 +19.3% Total revenue 5,171 5,293 5,765 5,211 5,809 +11.5% 5,171 5,809 +12.3% Operating expenses (2,167) (2,215) (2,291) (2,357) (2,305) -2.2% (2,167) (2,305) +6.4% Net operating income 3,004 3,078 3,474 2,854 3,504 +22.8% 3,004 3,504 +16.7% Net loan-loss provisions (642) (646) (662) (582) (484) -16.8% (642) (484) -24.6% Other gains (losses) and provisions (516) (389) (361) (415) (582) +40.1% (516) (582) +12.8% Profit before tax 1,846 2,042 2,451 1,856 2,438 +31.3% 1,846 2,438 +32.1% Consolidated profit 1,269 1,428 1,753 1,374 1,642 +19.5% 1,269 1,642 +29.4% Attributable profit 1,189 1,347 1,640 1,306 1,541 +17.9% 1,189 1,541 +29.6%

43 Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 3,687 4,019 4,254 4,151 4,123 -0.7% 3,687 4,123 +11.8% Net fee income 1,183 1,084 1,090 1,074 1,202 +11.8% 1,183 1,202 +1.6% Gains (losses) on financial transactions and other 405 250 461 17 484 — 405 484 +19.4% Total revenue 5,276 5,353 5,805 5,242 5,809 +10.8% 5,276 5,809 +10.1% Operating expenses (2,205) (2,236) (2,302) (2,370) (2,305) -2.8% (2,205) (2,305) +4.5% Net operating income 3,071 3,116 3,503 2,872 3,504 +22.0% 3,071 3,504 +14.1% Net loan-loss provisions (657) (657) (668) (587) (484) -17.5% (657) (484) -26.3% Other gains (losses) and provisions (523) (393) (364) (420) (582) +38.5% (523) (582) +11.3% Profit before tax 1,891 2,066 2,472 1,865 2,438 +30.7% 1,891 2,438 +28.9% Consolidated profit 1,302 1,446 1,769 1,380 1,642 +19.0% 1,302 1,642 +26.1% Attributable profit 1,215 1,361 1,651 1,311 1,541 +17.5% 1,215 1,541 +26.8%

44 Spain (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,460 1,701 1,741 1,738 1,816 +4.5% 1,460 1,816 +24.3% Net fee income 752 661 635 652 746 +14.4% 752 746 -0.8% Gains (losses) on financial transactions and other 335 204 302 (48) 455 — 335 455 +35.7% Total revenue 2,547 2,566 2,678 2,341 3,016 +28.8% 2,547 3,016 +18.4% Operating expenses (1,014) (1,025) (1,088) (1,100) (1,032) -6.2% (1,014) (1,032) +1.8% Net operating income 1,533 1,540 1,591 1,241 1,984 +59.9% 1,533 1,984 +29.4% Net loan-loss provisions (415) (389) (377) (342) (331) -3.3% (415) (331) -20.2% Other gains (losses) and provisions (379) (212) (201) (191) (417) +117.8% (379) (417) +9.9% Profit before tax 739 940 1,013 707 1,236 +74.7% 739 1,236 +67.2% Consolidated profit 466 666 722 516 772 +49.5% 466 772 +65.5% Attributable profit 466 666 722 516 772 +49.5% 466 772 +65.5%

45 United Kingdom (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,283 1,300 1,344 1,225 1,185 -3.2% 1,283 1,185 -7.6% Net fee income 83 84 97 74 79 +5.8% 83 79 -4.9% Gains (losses) on financial transactions and other 2 6 45 (19) (7) -63.0% 2 (7) — Total revenue 1,368 1,391 1,486 1,280 1,257 -1.8% 1,368 1,257 -8.1% Operating expenses (674) (689) (684) (698) (734) +5.2% (674) (734) +8.9% Net operating income 694 702 803 581 523 -10.1% 694 523 -24.7% Net loan-loss provisions (59) (44) (126) (18) (17) -4.3% (59) (17) -70.8% Other gains (losses) and provisions (92) (73) (92) (168) (91) -45.8% (92) (91) -1.6% Profit before tax 542 585 585 396 415 +4.7% 542 415 -23.6% Consolidated profit 395 423 425 301 305 +1.2% 395 305 -22.8% Attributable profit 395 423 425 301 305 +1.2% 395 305 -22.8%

46 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,323 1,320 1,350 1,240 1,185 -4.4% 1,323 1,185 -10.4% Net fee income 85 86 97 75 79 +4.6% 85 79 -7.8% Gains (losses) on financial transactions and other 3 6 46 (20) (7) -63.7% 3 (7) — Total revenue 1,411 1,412 1,493 1,295 1,257 -3.0% 1,411 1,257 -10.9% Operating expenses (695) (700) (686) (707) (734) +3.9% (695) (734) +5.6% Net operating income 716 712 807 588 523 -11.1% 716 523 -27.0% Net loan-loss provisions (61) (44) (127) (18) (17) -4.5% (61) (17) -71.7% Other gains (losses) and provisions (95) (74) (93) (170) (91) -46.5% (95) (91) -4.6% Profit before tax 559 594 587 400 415 +3.6% 559 415 -25.9% Consolidated profit 408 430 427 305 305 +0.1% 408 305 -25.2% Attributable profit 408 430 427 305 305 +0.1% 408 305 -25.2%

47 United Kingdom (GBP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,133 1,130 1,156 1,061 1,015 -4.4% 1,133 1,015 -10.4% Net fee income 73 73 83 64 67 +4.6% 73 67 -7.8% Gains (losses) on financial transactions and other 2 5 39 (17) (6) -63.7% 2 (6) — Total revenue 1,208 1,209 1,278 1,109 1,076 -3.0% 1,208 1,076 -10.9% Operating expenses (595) (599) (587) (605) (629) +3.9% (595) (629) +5.6% Net operating income 613 610 691 504 447 -11.1% 613 447 -27.0% Net loan-loss provisions (52) (38) (109) (16) (15) -4.5% (52) (15) -71.7% Other gains (losses) and provisions (82) (63) (79) (145) (78) -46.5% (82) (78) -4.6% Profit before tax 479 509 503 343 355 +3.6% 479 355 -25.9% Consolidated profit 349 368 365 261 261 +0.1% 349 261 -25.2% Attributable profit 349 368 365 261 261 +0.1% 349 261 -25.2%

48 Portugal (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 261 314 439 451 431 -4.5% 261 431 +65.1% Net fee income 124 111 117 111 127 +14.3% 124 127 +2.6% Gains (losses) on financial transactions and other 20 (6) 18 21 26 +20.8% 20 26 +27.8% Total revenue 405 419 575 584 584 +0.0% 405 584 +44.1% Operating expenses (132) (132) (137) (141) (134) -4.9% (132) (134) +1.2% Net operating income 273 286 438 443 450 +1.6% 273 450 +64.9% Net loan-loss provisions (14) (20) (25) (18) (7) -60.9% (14) (7) -46.8% Other gains (losses) and provisions 1 (42) (7) (1) (3) +131.6% 1 (3) — Profit before tax 261 223 406 423 440 +3.9% 261 440 +68.8% Consolidated profit 180 142 284 293 303 +3.6% 180 303 +68.7% Attributable profit 180 142 283 292 303 +3.7% 180 303 +68.6%

49 Poland (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 586 623 662 673 686 +2.0% 586 686 +17.1% Net fee income 145 144 148 153 176 +15.0% 145 176 +21.2% Gains (losses) on financial transactions and other (2) 13 25 13 (28) — (2) (28) — Total revenue 729 780 835 838 834 -0.5% 729 834 +14.4% Operating expenses (197) (207) (217) (240) (229) -4.8% (197) (229) +16.0% Net operating income 531 573 617 598 605 +1.2% 531 605 +13.8% Net loan-loss provisions (151) (191) (132) (199) (130) -34.6% (151) (130) -13.9% Other gains (losses) and provisions (44) (61) (60) (88) (62) -29.6% (44) (62) +39.9% Profit before tax 336 321 425 310 412 +32.9% 336 412 +22.8% Consolidated profit 247 236 319 213 314 +47.3% 247 314 +26.7% Attributable profit 167 155 208 145 213 +47.3% 167 213 +28.0%

50 Poland (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 637 653 688 686 686 +0.0% 637 686 +7.8% Net fee income 157 151 154 156 176 +12.8% 157 176 +11.5% Gains (losses) on financial transactions and other (2) 14 26 13 (28) — (2) (28) — Total revenue 792 818 868 855 834 -2.5% 792 834 +5.2% Operating expenses (215) (217) (226) (246) (229) -6.8% (215) (229) +6.7% Net operating income 578 601 642 609 605 -0.7% 578 605 +4.7% Net loan-loss provisions (164) (201) (136) (204) (130) -36.2% (164) (130) -20.8% Other gains (losses) and provisions (48) (64) (62) (90) (62) -31.6% (48) (62) +28.7% Profit before tax 365 336 443 314 412 +31.2% 365 412 +13.0% Consolidated profit 269 247 332 215 314 +45.7% 269 314 +16.6% Attributable profit 181 162 216 146 213 +45.6% 181 213 +17.7%

51 Poland (PLN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,759 2,830 2,980 2,972 2,973 +0.0% 2,759 2,973 +7.8% Net fee income 682 653 665 675 761 +12.8% 682 761 +11.5% Gains (losses) on financial transactions and other (9) 62 114 56 (122) — (9) (122) — Total revenue 3,432 3,545 3,760 3,703 3,611 -2.5% 3,432 3,611 +5.2% Operating expenses (930) (941) (978) (1,065) (992) -6.8% (930) (992) +6.7% Net operating income 2,502 2,604 2,782 2,638 2,619 -0.7% 2,502 2,619 +4.7% Net loan-loss provisions (713) (871) (591) (885) (565) -36.2% (713) (565) -20.8% Other gains (losses) and provisions (208) (279) (271) (392) (268) -31.6% (208) (268) +28.7% Profit before tax 1,581 1,454 1,920 1,362 1,786 +31.2% 1,581 1,786 +13.0% Consolidated profit 1,165 1,070 1,440 932 1,359 +45.7% 1,165 1,359 +16.6% Attributable profit 785 700 938 634 924 +45.6% 785 924 +17.7%

52 Other Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 7 30 36 36 5 -86.8% 7 5 -28.8% Net fee income 65 75 87 81 74 -8.0% 65 74 +14.1% Gains (losses) on financial transactions and other 50 32 68 51 39 -23.4% 50 39 -21.9% Total revenue 122 137 191 168 118 -29.7% 122 118 -3.0% Operating expenses (150) (161) (166) (177) (175) -1.1% (150) (175) +17.2% Net operating income (28) (24) 26 (9) (57) — (28) (57) +105.7% Net loan-loss provisions (3) (2) (3) (4) 1 — (3) 1 — Other gains (losses) and provisions (1) (1) (1) 33 (9) — (1) (9) — Profit before tax (32) (27) 22 20 (65) — (32) (65) +101.3% Consolidated profit (20) (38) 4 50 (52) — (20) (52) +157.8% Attributable profit (19) (38) 3 52 (53) — (19) (53) +174.9%

53 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 6 30 36 36 5 -86.6% 6 5 -21.9% Net fee income 65 75 87 81 74 -7.6% 65 74 +14.7% Gains (losses) on financial transactions and other 49 32 68 51 39 -23.2% 49 39 -21.5% Total revenue 120 138 191 167 118 -29.3% 120 118 -2.0% Operating expenses (149) (161) (166) (177) (175) -0.7% (149) (175) +17.8% Net operating income (28) (24) 26 (9) (57) — (28) (57) +102.2% Net loan-loss provisions (3) (2) (3) (4) 1 — (3) 1 — Other gains (losses) and provisions (1) (1) (1) 33 (9) — (1) (9) — Profit before tax (33) (27) 22 19 (65) — (33) (65) +98.3% Consolidated profit (21) (38) 4 50 (52) — (21) (52) +152.7% Attributable profit (20) (38) 3 51 (53) — (20) (53) +169.2%

54 North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,448 2,483 2,602 2,626 2,611 -0.6% 2,448 2,611 +6.7% Net fee income 521 555 560 555 638 +14.9% 521 638 +22.4% Gains (losses) on financial transactions and other 172 237 228 185 236 +27.3% 172 236 +37.5% Total revenue 3,141 3,276 3,391 3,366 3,485 +3.5% 3,141 3,485 +10.9% Operating expenses (1,500) (1,560) (1,648) (1,758) (1,661) -5.5% (1,500) (1,661) +10.8% Net operating income 1,641 1,716 1,743 1,608 1,824 +13.4% 1,641 1,824 +11.1% Net loan-loss provisions (808) (722) (1,077) (1,126) (985) -12.5% (808) (985) +21.8% Other gains (losses) and provisions (19) (69) (37) (14) (63) +345.8% (19) (63) +239.2% Profit before tax 815 925 629 469 776 +65.6% 815 776 -4.7% Consolidated profit 640 719 555 454 645 +42.1% 640 645 +0.8% Attributable profit 627 719 554 454 644 +41.8% 627 644 +2.7%

55 North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,515 2,532 2,617 2,643 2,611 -1.2% 2,515 2,611 +3.8% Net fee income 546 571 563 562 638 +13.5% 546 638 +16.8% Gains (losses) on financial transactions and other 169 243 228 185 236 +27.8% 169 236 +39.2% Total revenue 3,231 3,346 3,407 3,390 3,485 +2.8% 3,231 3,485 +7.9% Operating expenses (1,535) (1,591) (1,656) (1,769) (1,661) -6.1% (1,535) (1,661) +8.2% Net operating income 1,696 1,755 1,751 1,621 1,824 +12.5% 1,696 1,824 +7.5% Net loan-loss provisions (822) (737) (1,081) (1,127) (985) -12.6% (822) (985) +19.8% Other gains (losses) and provisions (20) (69) (37) (14) (63) +342.0% (20) (63) +215.4% Profit before tax 854 949 633 480 776 +61.9% 854 776 -9.1% Consolidated profit 668 738 559 462 645 +39.7% 668 645 -3.4% Attributable profit 654 737 557 462 644 +39.4% 654 644 -1.6%

56 United States (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,465 1,436 1,414 1,428 1,396 -2.2% 1,465 1,396 -4.7% Net fee income 190 200 189 187 267 +42.7% 190 267 +40.7% Gains (losses) on financial transactions and other 173 161 215 152 205 +35.3% 173 205 +19.0% Total revenue 1,827 1,797 1,818 1,767 1,869 +5.8% 1,827 1,869 +2.3% Operating expenses (912) (887) (915) (964) (940) -2.5% (912) (940) +3.0% Net operating income 915 910 903 802 929 +15.8% 915 929 +1.5% Net loan-loss provisions (567) (438) (764) (824) (615) -25.4% (567) (615) +8.4% Other gains (losses) and provisions (2) (55) (21) 4 (40) — (2) (40) — Profit before tax 346 417 119 (18) 274 — 346 274 -20.8% Consolidated profit 300 367 198 67 279 +317.3% 300 279 -6.8% Attributable profit 300 367 198 67 279 +317.3% 300 279 -6.8%

57 United States (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,448 1,439 1,417 1,415 1,396 -1.3% 1,448 1,396 -3.6% Net fee income 187 201 190 185 267 +44.0% 187 267 +42.4% Gains (losses) on financial transactions and other 171 161 216 150 205 +36.7% 171 205 +20.4% Total revenue 1,806 1,801 1,823 1,751 1,869 +6.7% 1,806 1,869 +3.5% Operating expenses (902) (889) (917) (956) (940) -1.7% (902) (940) +4.2% Net operating income 904 912 905 795 929 +16.9% 904 929 +2.7% Net loan-loss provisions (561) (440) (764) (818) (615) -24.8% (561) (615) +9.7% Other gains (losses) and provisions (2) (55) (21) 4 (40) — (2) (40) — Profit before tax 342 417 120 (19) 274 — 342 274 -19.9% Consolidated profit 296 367 199 65 279 +328.4% 296 279 -5.7% Attributable profit 296 367 199 65 279 +328.4% 296 279 -5.7%

58 United States (USD mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,572 1,562 1,538 1,536 1,516 -1.3% 1,572 1,516 -3.6% Net fee income 203 218 206 201 290 +44.0% 203 290 +42.4% Gains (losses) on financial transactions and other 185 175 234 163 223 +36.7% 185 223 +20.4% Total revenue 1,960 1,955 1,978 1,900 2,028 +6.7% 1,960 2,028 +3.5% Operating expenses (979) (965) (996) (1,038) (1,020) -1.7% (979) (1,020) +4.2% Net operating income 981 990 983 862 1,008 +16.9% 981 1,008 +2.7% Net loan-loss provisions (609) (477) (829) (888) (668) -24.8% (609) (668) +9.7% Other gains (losses) and provisions (2) (60) (23) 4 (43) — (2) (43) — Profit before tax 371 453 130 (21) 297 — 371 297 -19.9% Consolidated profit 322 399 216 71 303 +328.4% 322 303 -5.7% Attributable profit 322 399 216 71 303 +328.4% 322 303 -5.7%

59 Mexico (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 983 1,045 1,186 1,195 1,214 +1.6% 983 1,214 +23.6% Net fee income 320 344 356 355 359 +1.2% 320 359 +12.3% Gains (losses) on financial transactions and other (2) 74 13 31 35 +12.7% (2) 35 — Total revenue 1,300 1,463 1,555 1,581 1,608 +1.7% 1,300 1,608 +23.6% Operating expenses (540) (623) (681) (743) (665) -10.5% (540) (665) +23.1% Net operating income 760 840 874 838 943 +12.5% 760 943 +24.1% Net loan-loss provisions (239) (284) (312) (301) (370) +22.7% (239) (370) +54.6% Other gains (losses) and provisions (17) (13) (16) (12) (15) +21.5% (17) (15) -12.1% Profit before tax 504 543 546 525 558 +6.5% 504 558 +10.8% Consolidated profit 373 402 404 398 412 +3.6% 373 412 +10.6% Attributable profit 359 401 403 397 411 +3.6% 359 411 +14.6%

60 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,067 1,090 1,197 1,225 1,214 -0.9% 1,067 1,214 +13.8% Net fee income 347 359 358 363 359 -1.2% 347 359 +3.5% Gains (losses) on financial transactions and other (2) 79 13 31 35 +9.9% (2) 35 — Total revenue 1,411 1,529 1,568 1,620 1,608 -0.8% 1,411 1,608 +13.9% Operating expenses (587) (651) (688) (762) (665) -12.7% (587) (665) +13.4% Net operating income 825 877 880 858 943 +9.9% 825 943 +14.3% Net loan-loss provisions (259) (297) (315) (309) (370) +19.7% (259) (370) +42.4% Other gains (losses) and provisions (18) (13) (16) (12) (15) +19.2% (18) (15) -19.0% Profit before tax 547 567 549 537 558 +4.0% 547 558 +2.0% Consolidated profit 405 420 406 408 412 +1.2% 405 412 +1.9% Attributable profit 390 419 405 406 411 +1.2% 390 411 +5.6%

61 Mexico (MXN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 19,669 20,110 22,081 22,597 22,390 -0.9% 19,669 22,390 +13.8% Net fee income 6,400 6,619 6,599 6,700 6,621 -1.2% 6,400 6,621 +3.5% Gains (losses) on financial transactions and other (39) 1,462 231 581 639 +9.9% (39) 639 — Total revenue 26,030 28,192 28,911 29,877 29,650 -0.8% 26,030 29,650 +13.9% Operating expenses (10,819) (12,009) (12,687) (14,059) (12,267) -12.7% (10,819) (12,267) +13.4% Net operating income 15,211 16,182 16,224 15,818 17,383 +9.9% 15,211 17,383 +14.3% Net loan-loss provisions (4,786) (5,472) (5,804) (5,692) (6,816) +19.7% (4,786) (6,816) +42.4% Other gains (losses) and provisions (332) (246) (290) (226) (269) +19.2% (332) (269) -19.0% Profit before tax 10,093 10,464 10,131 9,900 10,298 +4.0% 10,093 10,298 +2.0% Consolidated profit 7,465 7,747 7,488 7,516 7,606 +1.2% 7,465 7,606 +1.9% Attributable profit 7,184 7,729 7,475 7,496 7,585 +1.2% 7,184 7,585 +5.6%

62 Other North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 0 3 2 3 1 -82.8% 0 1 +11.6% Net fee income 12 11 15 13 12 -8.9% 12 12 +0.9% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) — 1 (4) — Total revenue 14 16 17 19 9 -55.0% 14 9 -36.5% Operating expenses (47) (50) (51) (51) (56) +10.5% (47) (56) +20.0% Net operating income (33) (34) (34) (32) (48) +50.1% (33) (48) +43.0% Net loan-loss provisions (2) (1) (2) (0) (0) -91.1% (2) (0) -98.0% Other gains (losses) and provisions (0) (1) (0) (6) (8) +34.8% (0) (8) — Profit before tax (35) (36) (36) (38) (56) +46.1% (35) (56) +58.4% Consolidated profit (33) (50) (47) (11) (47) +331.2% (33) (47) +41.6% Attributable profit (32) (49) (47) (10) (47) +381.1% (32) (47) +47.4%

63 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 0 3 2 3 1 -82.8% 0 1 +11.6% Net fee income 12 11 15 13 12 -8.9% 12 12 +0.9% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) — 1 (4) — Total revenue 14 16 17 19 9 -55.0% 14 9 -36.5% Operating expenses (47) (50) (51) (51) (56) +10.6% (47) (56) +20.0% Net operating income (33) (34) (34) (32) (48) +50.3% (33) (48) +43.0% Net loan-loss provisions (2) (1) (2) (0) (0) -91.1% (2) (0) -98.0% Other gains (losses) and provisions (0) (1) (0) (6) (8) +34.8% (0) (8) — Profit before tax (35) (36) (36) (38) (56) +46.3% (35) (56) +58.4% Consolidated profit (33) (50) (47) (11) (47) +332.5% (33) (47) +41.6% Attributable profit (32) (49) (47) (10) (47) +382.7% (32) (47) +47.4%

64 South America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 3,163 3,314 3,356 3,206 4,185 +30.5% 3,163 4,185 +32.3% Net fee income 1,166 1,229 1,264 1,025 1,182 +15.3% 1,166 1,182 +1.3% Gains (losses) on financial transactions and other 75 91 (17) 98 (480) — 75 (480) — Total revenue 4,404 4,634 4,604 4,329 4,887 +12.9% 4,404 4,887 +11.0% Operating expenses (1,723) (1,810) (1,798) (1,589) (1,829) +15.1% (1,723) (1,829) +6.1% Net operating income 2,680 2,823 2,806 2,741 3,058 +11.6% 2,680 3,058 +14.1% Net loan-loss provisions (1,232) (1,309) (1,301) (1,560) (1,378) -11.6% (1,232) (1,378) +11.9% Other gains (losses) and provisions (201) (386) (214) (239) (371) +55.2% (201) (371) +84.7% Profit before tax 1,247 1,128 1,291 942 1,308 +39.0% 1,247 1,308 +4.9% Consolidated profit 898 800 956 834 888 +6.5% 898 888 -1.1% Attributable profit 790 668 871 709 796 +12.3% 790 796 +0.8%

65 South America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 3,185 3,267 3,308 3,157 4,185 +32.6% 3,185 4,185 +31.4% Net fee income 1,174 1,208 1,241 1,012 1,182 +16.8% 1,174 1,182 +0.6% Gains (losses) on financial transactions and other 69 77 (28) 95 (480) — 69 (480) — Total revenue 4,429 4,551 4,520 4,264 4,887 +14.6% 4,429 4,887 +10.3% Operating expenses (1,728) (1,774) (1,758) (1,564) (1,829) +17.0% (1,728) (1,829) +5.9% Net operating income 2,701 2,777 2,762 2,699 3,058 +13.3% 2,701 3,058 +13.2% Net loan-loss provisions (1,252) (1,301) (1,279) (1,548) (1,378) -11.0% (1,252) (1,378) +10.0% Other gains (losses) and provisions (209) (392) (212) (238) (371) +55.7% (209) (371) +77.6% Profit before tax 1,240 1,085 1,272 913 1,308 +43.3% 1,240 1,308 +5.5% Consolidated profit 886 761 943 811 888 +9.5% 886 888 +0.3% Attributable profit 785 640 860 693 796 +14.9% 785 796 +1.4% Note: Variations in constant euros across include Argentina in current euros to mitigate distortions from a hyperinflationary economy.

66 Brazil (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,105 2,180 2,327 2,504 2,630 +5.1% 2,105 2,630 +24.9% Net fee income 817 858 902 885 846 -4.4% 817 846 +3.6% Gains (losses) on financial transactions and other 135 185 107 98 30 -69.0% 135 30 -77.4% Total revenue 3,057 3,224 3,336 3,487 3,507 +0.6% 3,057 3,507 +14.7% Operating expenses (1,080) (1,127) (1,138) (1,184) (1,156) -2.3% (1,080) (1,156) +7.1% Net operating income 1,977 2,096 2,197 2,303 2,351 +2.1% 1,977 2,351 +18.9% Net loan-loss provisions (1,034) (1,129) (1,121) (1,417) (1,163) -17.9% (1,034) (1,163) +12.5% Other gains (losses) and provisions (178) (323) (223) (239) (211) -11.7% (178) (211) +18.5% Profit before tax 765 645 854 648 977 +50.8% 765 977 +27.6% Consolidated profit 517 413 663 543 618 +13.8% 517 618 +19.6% Attributable profit 469 354 603 494 561 +13.6% 469 561 +19.7%

67 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 2,183 2,185 2,301 2,486 2,630 +5.8% 2,183 2,630 +20.5% Net fee income 847 861 891 878 846 -3.6% 847 846 -0.0% Gains (losses) on financial transactions and other 140 187 104 97 30 -68.6% 140 30 -78.2% Total revenue 3,170 3,233 3,296 3,461 3,507 +1.3% 3,170 3,507 +10.6% Operating expenses (1,120) (1,130) (1,124) (1,175) (1,156) -1.6% (1,120) (1,156) +3.3% Net operating income 2,050 2,103 2,172 2,286 2,351 +2.8% 2,050 2,351 +14.7% Net loan-loss provisions (1,072) (1,133) (1,107) (1,409) (1,163) -17.4% (1,072) (1,163) +8.5% Other gains (losses) and provisions (185) (326) (220) (237) (211) -10.9% (185) (211) +14.3% Profit before tax 794 644 846 641 977 +52.5% 794 977 +23.1% Consolidated profit 536 412 658 539 618 +14.7% 536 618 +15.4% Attributable profit 486 353 600 490 561 +14.5% 486 561 +15.4%

68 Brazil (BRL mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 11,731 11,745 12,364 13,359 14,135 +5.8% 11,731 14,135 +20.5% Net fee income 4,550 4,625 4,791 4,719 4,549 -3.6% 4,550 4,549 -0.0% Gains (losses) on financial transactions and other 752 1,004 561 521 164 -68.6% 752 164 -78.2% Total revenue 17,034 17,373 17,716 18,599 18,847 +1.3% 17,034 18,847 +10.6% Operating expenses (6,018) (6,074) (6,041) (6,312) (6,213) -1.6% (6,018) (6,213) +3.3% Net operating income 11,017 11,299 11,675 12,287 12,634 +2.8% 11,017 12,634 +14.7% Net loan-loss provisions (5,760) (6,089) (5,948) (7,572) (6,251) -17.4% (5,760) (6,251) +8.5% Other gains (losses) and provisions (992) (1,751) (1,181) (1,272) (1,134) -10.9% (992) (1,134) +14.3% Profit before tax 4,264 3,459 4,546 3,442 5,249 +52.5% 4,264 5,249 +23.1% Consolidated profit 2,878 2,213 3,538 2,895 3,321 +14.7% 2,878 3,321 +15.4% Attributable profit 2,614 1,894 3,223 2,635 3,016 +14.5% 2,614 3,016 +15.4%

69 Chile (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 371 356 241 415 352 -15.1% 371 352 -5.1% Net fee income 153 163 133 122 129 +5.1% 153 129 -16.0% Gains (losses) on financial transactions and other 82 103 91 54 47 -14.4% 82 47 -43.3% Total revenue 606 623 465 591 527 -10.9% 606 527 -13.0% Operating expenses (254) (266) (251) (249) (224) -9.8% (254) (224) -11.9% Net operating income 352 356 214 343 303 -11.6% 352 303 -13.9% Net loan-loss provisions (117) (86) (84) (78) (125) +60.7% (117) (125) +6.5% Other gains (losses) and provisions 10 16 9 16 (18) — 10 (18) — Profit before tax 245 286 140 281 160 -43.1% 245 160 -34.7% Consolidated profit 212 252 111 241 126 -47.9% 212 126 -40.7% Attributable profit 150 180 87 165 90 -45.2% 150 90 -39.8%

70 Chile (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 314 302 221 382 352 -7.9% 314 352 +12.1% Net fee income 130 138 121 115 129 +11.4% 130 129 -0.8% Gains (losses) on financial transactions and other 70 87 82 53 47 -11.6% 70 47 -33.0% Total revenue 513 528 424 550 527 -4.2% 513 527 +2.7% Operating expenses (215) (226) (226) (232) (224) -3.5% (215) (224) +4.1% Net operating income 298 302 198 318 303 -4.7% 298 303 +1.7% Net loan-loss provisions (99) (73) (76) (73) (125) +70.2% (99) (125) +25.8% Other gains (losses) and provisions 8 13 9 14 (18) — 8 (18) — Profit before tax 207 243 130 259 160 -38.3% 207 160 -22.8% Consolidated profit 179 214 104 222 126 -43.5% 179 126 -29.9% Attributable profit 127 152 81 153 90 -40.7% 127 90 -28.9%

71 Chile (CLP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 322,790 310,631 227,113 392,690 361,759 -7.9% 322,790 361,759 +12.1% Net fee income 133,249 142,289 124,044 118,714 132,221 +11.4% 133,249 132,221 -0.8% Gains (losses) on financial transactions and other 71,478 89,691 84,396 54,175 47,914 -11.6% 71,478 47,914 -33.0% Total revenue 527,517 542,610 435,553 565,580 541,894 -4.2% 527,517 541,894 +2.7% Operating expenses (221,276) (232,073) (232,331) (238,680) (230,419) -3.5% (221,276) (230,419) +4.1% Net operating income 306,241 310,537 203,221 326,900 311,474 -4.7% 306,241 311,474 +1.7% Net loan-loss provisions (102,184) (74,922) (78,072) (75,536) (128,553) +70.2% (102,184) (128,553) +25.8% Other gains (losses) and provisions 8,714 13,820 8,873 14,742 (18,723) — 8,714 (18,723) — Profit before tax 212,771 249,435 134,022 266,106 164,199 -38.3% 212,771 164,199 -22.8% Consolidated profit 184,239 220,033 106,903 228,425 129,060 -43.5% 184,239 129,060 -29.9% Attributable profit 130,735 156,673 83,065 156,770 92,983 -40.7% 130,735 92,983 -28.9%

72 Argentina (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 532 606 629 112 1,025 — 532 1,025 +92.7% Net fee income 137 145 164 (50) 131 — 137 131 -4.2% Gains (losses) on financial transactions and other (168) (223) (251) (90) (601) — (168) (601) +258.1% Total revenue 501 528 543 (27) 555 — 501 555 +10.8% Operating expenses (250) (272) (260) 6 (286) — (250) (286) +14.4% Net operating income 251 256 283 (21) 270 — 251 270 +7.3% Net loan-loss provisions (43) (54) (47) (7) (35) +410.5% (43) (35) -18.5% Other gains (losses) and provisions (30) (74) (1) (10) (131) — (30) (131) +336.1% Profit before tax 179 129 236 (39) 104 — 179 104 -41.7% Consolidated profit 140 113 155 (19) 102 — 140 102 -27.2% Attributable profit 139 113 154 (20) 101 — 139 101 -27.2%

73 Argentina (ARS mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 120,749 197,821 335,842 1,024,801 949,444 -7.4% 120,749 949,444 — Net fee income 31,111 47,835 86,223 188,633 121,575 -35.5% 31,111 121,575 +290.8% Gains (losses) on financial transactions and other (38,103) (71,228) (128,081) (415,488) (556,696) +34.0% (38,103) (556,696) — Total revenue 113,757 174,428 293,983 797,945 514,323 -35.5% 113,757 514,323 +352.1% Operating expenses (56,701) (89,315) (143,275) (403,358) (264,501) -34.4% (56,701) (264,501) +366.5% Net operating income 57,056 85,113 150,709 394,587 249,823 -36.7% 57,056 249,823 +337.9% Net loan-loss provisions (9,694) (17,326) (26,039) (81,056) (32,243) -60.2% (9,694) (32,243) +232.6% Other gains (losses) and provisions (6,806) (22,205) (9,553) (63,609) (121,080) +90.4% (6,806) (121,080) — Profit before tax 40,555 45,582 115,117 249,923 96,499 -61.4% 40,555 96,499 +137.9% Consolidated profit 31,692 39,094 80,117 196,132 94,174 -52.0% 31,692 94,174 +197.2% Attributable profit 31,627 38,982 79,848 194,539 93,937 -51.7% 31,627 93,937 +197.0%

74 Other South America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 154 172 160 176 178 +1.1% 154 178 +15.2% Net fee income 59 62 65 67 75 +12.2% 59 75 +27.4% Gains (losses) on financial transactions and other 26 25 36 35 44 +25.5% 26 44 +71.4% Total revenue 239 259 261 278 297 +6.9% 239 297 +24.3% Operating expenses (139) (145) (149) (163) (163) +0.5% (139) (163) +17.2% Net operating income 100 114 111 116 134 +15.7% 100 134 +34.1% Net loan-loss provisions (38) (40) (50) (58) (55) -5.4% (38) (55) +45.2% Other gains (losses) and provisions (3) (6) (0) (6) (11) +99.8% (3) (11) +281.8% Profit before tax 59 68 62 52 68 +30.6% 59 68 +14.8% Consolidated profit 30 21 28 69 43 -37.4% 30 43 +43.6% Attributable profit 31 22 27 70 43 -38.6% 31 43 +37.5%

75 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 156 173 157 177 178 +0.8% 156 178 +13.9% Net fee income 61 64 65 68 75 +10.7% 61 75 +23.9% Gains (losses) on financial transactions and other 28 26 36 35 44 +24.1% 28 44 +58.3% Total revenue 245 263 257 280 297 +6.2% 245 297 +21.4% Operating expenses (143) (147) (148) (163) (163) -0.0% (143) (163) +14.4% Net operating income 102 116 109 117 134 +14.8% 102 134 +31.3% Net loan-loss provisions (38) (41) (49) (59) (55) -6.1% (38) (55) +43.4% Other gains (losses) and provisions (3) (6) (0) (6) (11) +97.4% (3) (11) +286.7% Profit before tax 61 69 60 52 68 +29.5% 61 68 +11.5% Consolidated profit 31 22 26 69 43 -37.6% 31 43 +38.1% Attributable profit 33 22 26 70 43 -38.7% 33 43 +32.4%

76 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,029 1,011 1,069 1,083 1,095 +1.0% 1,029 1,095 +6.4% Net fee income 191 203 210 192 220 +14.7% 191 220 +15.1% Gains (losses) on financial transactions and other 123 101 132 158 95 -39.5% 123 95 -22.4% Total revenue 1,343 1,315 1,411 1,433 1,410 -1.6% 1,343 1,410 +5.0% Operating expenses (659) (655) (652) (652) (665) +2.0% (659) (665) +0.8% Net operating income 684 660 759 781 745 -4.6% 684 745 +9.0% Net loan-loss provisions (193) (222) (225) (152) (276) +81.4% (193) (276) +42.8% Other gains (losses) and provisions (43) 43 (25) (47) (69) +45.8% (43) (69) +58.8% Profit before tax 447 481 509 582 401 -31.1% 447 401 -10.4% Consolidated profit 337 364 376 449 297 -33.8% 337 297 -11.7% Attributable profit 244 277 302 376 229 -39.2% 244 229 -6.2%

77 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q1'24 / Q4'23 Q1'23 Q1'24 Q1'24 / Q1'23 Net interest income 1,032 1,018 1,072 1,089 1,095 +0.6% 1,032 1,095 +6.1% Net fee income 191 204 211 192 220 +14.5% 191 220 +14.8% Gains (losses) on financial transactions and other 123 102 132 158 95 -39.7% 123 95 -22.5% Total revenue 1,346 1,323 1,415 1,439 1,410 -2.0% 1,346 1,410 +4.7% Operating expenses (660) (658) (654) (654) (665) +1.6% (660) (665) +0.7% Net operating income 686 665 761 785 745 -5.1% 686 745 +8.6% Net loan-loss provisions (193) (225) (226) (153) (276) +80.4% (193) (276) +42.7% Other gains (losses) and provisions (44) 42 (25) (48) (69) +42.6% (44) (69) +55.5% Profit before tax 449 481 511 584 401 -31.4% 449 401 -10.7% Consolidated profit 338 365 377 451 297 -34.0% 338 297 -11.9% Attributable profit 244 278 303 377 229 -39.4% 244 229 -6.3%

78 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements New primary segments (under the new definitions applicable from 1 January 2024) Secondary segments (regions and countries) Glossary

79 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ bn: Billion ❑ Bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Banking ❑ CoR: Cost of risk ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for own funds and eligible liabilities ❑ NII: Net interest income ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ Pp: percentage points ❑ QoQ: Quarter-on-Quarter ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss-absorbing capacity ❑ TNAV: Tangible net asset value ❑ YoY: Year-on-Year ❑ YTD: Year to date

80 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ NPL coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets

Thank You. Our purpose is to help people and businesses prosper. Our culture is based on believing that everything we do should be:

SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    30 April 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer